Exhibit 99.2

Joshua S. Horowitz

c/o Palm Global Small Cap Master Fund LP

19 West Elm Street

Greenwich, CT 06830

Atlas Financial Holdings, Inc.

953 American Lane

Schaumburg, IL 60173

Attn: Scott Wollney, CEO

September 9, 2021

Dear Scott,

Palm Global Small Cap Master Fund LP owns roughly 5.0% of the outstanding shares of Atlas Financial Holdings, Inc. (“The Company”). As you know, we have followed the Company since 2012.

We support your recent efforts to restructure the business operations of the Company and the balance sheet via the proposed extension of the bonds and new financing. While it is never easy for a Company to significantly dilute its Common Holders, we are very confident that execution of the MGA strategy coupled with a return to normalized activity in the transportation sector will “make the pie bigger” and result in a favorable outcome for all stakeholders.

We think that the value proposition here is straightforward. Should the MGA recapture even half of the premium that was formerly flowing through the insurance carriers, we estimate that the Company could produce substantial earnings per share, even on the increased share count.

The MGA sector has been extremely active, with a tremendous amount of M&A in the last 6 months. Multiples are robust due to the high returns on capital in this business. Atlas serves a growing and important niche, and its history and know-how as a former carrier give it an enormous strategic advantage and value proposition for its customers.

The proposed extension of the Company’s debt from April 2022 to (a proposed) five years from that date should give the Company ample time to continue growing its business and partnerships.

We also note that the Company could have up to $5m of future cash equity in its real estate holdings, which it has publicly announced its intention to monetize. This is not a trivial number as compared to your pro-forma market capitalization.

As Common holders we will be very sensitive to future dilution. We are confident that as a large Common holder yourself, our interests are aligned, and that you and the Board will be very conscious of future dilution, given that all of the pieces that are now in place.

We reiterate our support for you and the Company’s leadership.

Warm Regards,

/s/ Joshua Horowitz

Joshua Horowitz

jhorowitz@palmmangementus.com